Who we are
How we create value
Our strategic business context
Our governance
Our performance review
Additional information

INTELLECTUAL CAPITAL

Our value proposition is based on our technology advantage and our intellectual capital inputs, including the patented proprietary technologies we use to convert natural gas and coal into fuels and chemicals.

Key organisational intangibles also include our know-how and management systems and our company culture. We assess the extent to which our proprietary or licensed technologies, in combination with our expertise, provide sufficient advantage to generate our targeted returns on investment. We also strive to protect our proprietary intellectual property.

KEY INTELLECTUAL CAPITAL INPUTS

- Our patented technologies.
- Sasol held 2 023 patents worldwide at the end of 2016.
- Skilled, experienced and technically qualified employees, industry thought leaders and experts.
- Our business processes and management systems.
- Intangible assets worth R2,2 billion.

OUTCOMES OF OUR ACTIVITIES ON INTELLECTUAL CAPITAL

	2016	2015
Number of new patents issued	239	166*
Investment in research and development	R1 105m	R1 645m
Investment in bursary scheme	R49,2m	R40,3m
Number of undergraduate and postgraduate bursaries	369	440
Number of workplace/leadership coaches mentored	410	122

**Basis for calculation changed from patent families to patents granted per jurisdiction.*



MANAGING OUR OUTCOMES

- Prioritising focused research and development activities despite RP.
- Combining thorough understanding of interfacial phenomena with our ability to manipulate organic and inorganic compounds to meet increasing consumer and industrial requirements.
- Ramping up our plant which uses first-of-its-kind ethylene tetramerisation technology.
- Provide a unique, advanced polymer characterisation capability which can rapidly and effectively deliver analytical solutions for our customers and operations.
- Furthering our research and development at our fuels research facilities to produce cleaner fuels.
- Partnering with academic institutions, research bodies and industry peers to develop, pilot and implement new technologies.
- Providing training and technical skills development for Sasol artisans, accountants and engineers.
- Driving excellence in science, technology, engineering and mathematics education in previously disadvantaged sectors of society.
- Leveraging our deep understanding of Fischer-Tropsch and petro-based wax composition and processing to develop high-performance waxes.

TRADE-OFFS IN OUR USE OF INTELLECTUAL CAPITAL

By investing in boosting our stocks of **intellectual capital**, we reduce the stocks of **financial capital** in the short term. However, in the longer term **financial capital**, as well as **manufactured, natural, human and social and relationship capital**, are likely to be enhanced by our current commitments.

IR Refer to pages 33 to 37 for capital trade-offs per material matter.

Sasol Integrated Report 2016 23